Exhibit Q

Description of Thrivent Financial For Lutherans’

Purchase, Redemption and Transfer Procedures

For Contracts Pursuant To Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedure that will be followed by Thrivent Financial for Lutherans (Thrivent Financial) in connection with the issuance of its Thrivent Variable Life Account I flexible premium variable life insurance contract (Thrivent Financial Variable Universal Life II) described in this Registration Statement, the transfer of the contract’s assets, and the redemption by the contract owners of their interest in the contracts.

“PUBLIC OFFERING PRICE”

PURCHASE AND RELATED TRANSACTIONS

The following is a summary of the principal contract provisions and administrative procedures which constitute either direct or indirect purchase transactions. The insurance aspects of the contract cause procedures to differ in certain significant respects from purchase procedures for mutual funds or contractual plans.

Premium Schedules and Underwriting Standards

Premiums for the contract will not be the same for all contract owners. Thrivent Financial requires payment of a minimum premium before the contract will be issued. The minimum premium required to issue the Contract is equal to the 10-Year No-Lapse Guarantee premium unless the extended No-Lapse Guarantee is elected in the Application. If a contract owner elects the optional extended No-Lapse Guarantee, the initial premium cannot be less than the extended No-Lapse Guarantee premium.

The contract includes a 10-Year No-Lapse Guarantee and, if the Issue Age is less than 64, an extended No-Lapse Guarantee may be elected in the Application. This No-Lapse Guarantee may be maintained by paying sufficient premiums. The premiums are set forth in the contract.

1) The 10-Year No-Lapse Guarantee (available at all issue ages)

The 10-Year No-Lapse Guarantee is automatically available to a contract owner at time of purchase. The 10-Year No-Lapse Guarantee ensures the contract will not lapse for the first 10 contract years as long as premiums requirements are met. The latest possible termination date for the 10-Year No-Lapse Guarantee is the contract anniversary after 10 contract years.

2) The Extended No-Lapse Guarantee (available at issue for people aged 0-64)

The extended No-Lapse Guarantee is available to a contract owner if the insured’s issue age is less than 65 and if the extended No-Lapse Guarantee is elected in the Application. The extended No-Lapse Guarantee provides a longer level of guarantee than the 10-Year. The latest possible termination date for the extended No-Lapse Guarantee is the contract anniversary on or next after the Insured’s 75th birthday.

Each month, we will determine if a No-Lapse Guarantee remains in effect. A No-Lapse Guarantee will remain in effect if the accumulation with interest of all premiums paid and credited less any partial surrenders and Debt is greater than or equal to the accumulation with interest of No-Lapse Guarantee Premiums for that guarantee since the Date of Issue. The rate used for this accumulation is 4.0% for the 10-year guarantee and 3.0% for the extended guarantee. If the Contract includes a disability waiver of monthly deduction benefit, the No-Lapse Guarantee Premium will not be added to this accumulation on any Monthly Anniversary on which we waive or credit the Monthly Deduction under that rider.

If this requirement is not met, and the No-Lapse Guarantee has not terminated, the No-Lapse Guarantee will become inactive. We will notify the contract owner and any assignee of the amount required to reactivate that guarantee. The notification will specify a period of time during which the contract owner may pay the amount required to reactivate that guarantee. That period will end no less than 61 days after we send notification. While the Contract is in force, any inactive No-Lapse Guarantee can be reactivated by paying premiums sufficient to meet the requirements for that guarantee. If contract owner does not pay the amount required for reactivation, the No-Lapse Guarantee will terminate:

• 10-Year No-Lapse Guarantee	The earlier of (1) the Monthly Anniversary on which the 10-Year No Lapse Guarantee has been continuously inactive for 6 months or (2) the 10-Year No-Lapse Guarantee Termination Date.

• Extended No-Lapse Guarantee	The earlier of (1) the Monthly Anniversary on which the Extended No-Lapse Guarantee has been continuously inactive for 12 months or (2) the Extended No-Lapse Guarantee Termination Date.

The accumulated value is not guaranteed.

The contract owner will determine a planned periodic premium that provides for a level premium payable at a fixed interval. Payment of the planned periodic premium is not; however, mandatory and failure to do so will not in itself cause the contract to lapse. Instead, contract owners may determine the amount and timing of subsequent premiums subject to the following restrictions:

•	In most cases, payment of cumulative premiums sufficient to maintain a No-Lapse Guarantee will be required to keep the contract in force during the first 10 contract years.

•	Thrivent Financial reserves the right to:

•	limit any increase in planned periodic premium.

•	limit the amount of payments in addition to planned periodic payments.

•	refuse any premium that adversely affects life insurance qualification under the Internal Revenue Code.

The contract will stay in force as long as the cash surrender value is sufficient to pay the monthly deduction (the charges imposed in connection with the contract) or the requirements for a No-Lapse Guarantee continue to be met. If the No-Lapse Guarantee requirements are not met, then the amount of premium, if any, required to keep the contract in force depends on the cash surrender value which in turn depends on such factors as the investment experience, the level of monthly deductions, and the amount of any outstanding debt.

The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each insured. The primary reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each insured incurs an insurance rate commensurate with his or her mortality risk, which is actuarially determined based upon factors such as issue age, sex, duration, risk classification and face amount of the contract. Accordingly, while not all contract owners will be subject to the same cost of insurance rate, there will be a single “rate” for all contract owners in a given actuarial category.

The contracts will be offered and sold pursuant to established underwriting standards in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds, but recognize that premiums and charges must be based upon factors such as age, sex, health, and occupation.

Application and Initial Premium Processing

Thrivent Financial will follow certain insurance underwriting procedures to determine whether the proposed insured is insurable. The process of underwriting evaluates risks from the information provided on the application, verification procedures such as medical examinations, and additional information furnished by the applicant on request. Thrivent Financial will not issue the contract until the underwriting procedure has been completed.

At the time an application is accepted, subject to Thrivent Financial’s underwriting rules, an applicant can obtain temporary insurance protection pending issuance of the contract by submitting payment of a full premium for the premium interval selected. If Thrivent Financial subsequently determines that the proposed insured is not an acceptable risk under Thrivent Financial’s underwriting standards or rules, no temporary insurance coverage will have been provided and any premium paid will be refunded without interest.

The date of issue of the contract is the date used to determine contract months, contract years, monthly anniversary dates, and contract anniversaries. The date of issue for applications submitted with an initial premium is normally (but not always) the date the application processing is complete and the contract is approved for issue.

Allocation of Net Premiums

The contract owner will, in the application, indicate how net premiums should be allocated to the subaccount(s) of the separate account and to the fixed accounts. On the Contract Date (which is the latest of the (1) date of issue; (2) the date we receive in good order the first premium payment at our Service Center; or (3) the date we approve this contract to be issued), net premiums will be allocated to the subaccount(s) of the separate account chosen by the contract owner. Any net premiums received after the contract date will be applied at the end of the valuation period, as defined in the contract, in which they were received.

Contracts are issued only on valuation dates from the 1st through the 28th of any month. New contracts that would otherwise receive an date of issue of the 29th through the 31st of any month will instead be given an date of issue of the first valuation date in the following month.

Contract owners have the right to examine and cancel the contract by mailing or delivering notice of cancellation along with the contract to Thrivent Financial’s Service Center or to a Thrivent Financial representative no later than 10 days after the contract owner receives the contract. (Some states allow a longer period of time.). If the contract owner returns the contract and gives written notice of cancellation during this period, Thrivent Financial will mail a refund to the contract owner within seven days after written notice of cancellation is received. In most states, this refund will equal the sum of the accumulated value on the date the contract is returned to us plus the premium expense charge that was charged upon issue and any monthly deduction that was made. In other states, the refund equals the premium paid.

The percentages of each net premium that may be allocated to any subaccount of the separate account and to the fixed accounts must be in whole numbers and the sum of the allocation percentages must be 100%. The allocation for future net premiums may be changed without charge at any time by providing Thrivent Financial with notice.

Premium Processing

We deduct from each premium a 5% premium expense charge if the face amount is less than $250,000 otherwise a 4% premium expense charge. The remainder of the premium is the net premium. Net premiums are the amounts we direct to the various subaccounts and/or fixed accounts according to the allocation instructions.

Reinstatement

A contract that lapses without value may be reinstated at any time within three years after the expiration of the grace period by submitting the following items to Thrivent Financial:

1.	Application for reinstatement;

2.	Evidence of insurability that meet our standards;

3.	Payment of one of the following amounts:

a.	A premium sufficient to cover:

i.	Any monthly deductions that were not made before the grace period because they were postponed under a No-Lapse Guarantee; and

ii.	The monthly deductions that were not made during the grace period; or

b.	If the effective date of reinstatement is before the termination date of the 10-Year No-Lapse Guarantee and no more than 6 months after the last date on which that guarantee became inactive, a premium sufficient to reactive the 10-Year No-Lapse Guarantee; or

c.	If the contract includes an extended No-Lapse Guarantee and the effective date of reinstatement is before the termination date of that guarantee and no more than 12 months after the last date on which that guarantee became inactive, a premium sufficient to reactivate the extended No-Lapse Guarantee;

4.	Payment of a premium sufficient to keep this contract in force for at least two months, based on unit values on the date of reinstatement; and

5.	Repayment of all Debt existing at the end of the grace period.

The effective date of a reinstatement will be the date the application for reinstatement is approved by us. The accumulated value on that date will be equal to:

•	The accumulated value at the end of the grace period; plus

•	the net premium received to reinstate this contract; less

•	any postponed or unpaid monthly deductions made on that date.

Any decrease charge on or after reinstatement will be the same as if the contract had always been in force since the date of issue.

A no-lapse guarantee will be included on a reinstated contract only if that guarantee did not terminate before the effective date of reinstatement.

Debt Repayments

A full or partial debt repayment may be made at any time while the contract is in force. The accumulated value in the fixed accounts and subaccounts will be increased by the amount of the repayment that is allocated to the fixed accounts and subaccounts and transferred from the loan account. Repayments will be allocated according to the premium investment allocation in effect at that time. Total accumulated value does not increase as the result of a debt repayment.

Correcting a Misstatement of Age or Sex

If the insured’s age or sex has been misstated, amounts provided by the contract will be adjusted using one of the following methods:

1.	If misstatement is discovered upon the insured’s death, the face amount will be changed to be the amount that would have been provided by the most recent cost of insurance deduction using the correct age and sex. The death proceeds on the date of change will not be less than the cash surrender value prior to the change.

2.	If misstatement is discovered while the insured is living, the accumulated value will be change to be the amount that would have been provided if the correct age and sex had been used to calculate values beginning on the date of issue. However, if this would result in termination of the contract, the accumulated value will not change as (1) above. All future contract charges will be based on the correct age and sex.

These methods will be revised as necessary for the contract to continue to qualify as life insurance under federal tax law.

“REDEMPTION PROCEDURES”

SURRENDER AND RELATED TRANSACTIONS

The following is a summary of the principal contract provisions and administrative procedures which constitute redemptions under the contract. These procedures differ in certain significant respects from redemption procedures for mutual funds or contractual plans.

Cash Surrender Value

At any time before the death of the insured, the contract owner may totally surrender the contract by giving notice to Thrivent Financial. The cash surrender value is the accumulated value of the contract less any applicable decrease charges; outstanding debt; and any unpaid monthly deductions. The cash surrender value is relevant to continuation of the contract, to determining the amount available for contract loans, and to determining the amount available upon partial or total surrender of the contract. A full surrender may have adverse tax consequences depending on the circumstances of such surrender.

The accumulated value of the contract is the total amount of value held under the contract at any time (which equals the sum of the amounts held in the fixed accounts, the loan account, and the variable subaccounts). The contract’s accumulated value in the separate account will reflect the investment performance of the chosen variable subaccounts, any net premiums paid, any partial surrenders, any loans, any debt repayments, any loan interest paid or credited, and any charges assessed in connection with the contract. The contract owner bears the entire investment risk for amounts allocated to the variable subaccounts. Thrivent Financial does not guarantee a minimum accumulated value or cash surrender value.

The cash surrender value will normally be paid within seven days after receipt of notice. Delay of payment of the cash surrender value may take place under certain circumstances (see below).

Partial Surrender

The contract owner may make a partial surrender of the cash surrender value by giving notice to Thrivent Financial. The amount of a partial surrender may not exceed the cash surrender value on the date of the notice. The partial surrender will be taken from the subaccounts and fixed accounts according to the ratio that the contract’s accumulated value in the subaccount or fixed accounts bears to the total accumulated value of the contract less any debt at the time of the partial surrender; or

according to any other administrative option chosen by the contract owner that is available at the time of the partial surrender. A charge of not more than $25 will be deducted from the accumulated value for each partial surrender after the first one in each year. An amount surrendered may not be repaid. A partial surrender may have adverse tax consequences depending on the circumstances of such surrender.

For a Contract with Option 1 (Level Death Benefit Option):

A partial surrender will reduce the accumulated value, face amount, death benefit and the amount of premiums considered to meet the no-lapse guarantee premium requirements. If the death benefit is equal to the face amount at the time of the partial surrender, the amount of the reduction in the death benefit will be equal to the amount of the partial surrender plus any taxes that we withhold. If the death benefit is greater than the face amount, (a) the face amount will be reduced by the amount (if any) by which the partial surrender amount exceeds the difference between the death benefit and the face amount, and (b) the new death benefit will be based on the death benefit factor, accumulated value, and face amount after the reduction.

The face amount remaining in effect after a partial surrender may not be less than the minimum face amount as defined on issue in the schedule pages of the contract. We will not grant any request for a partial surrender that would reduce the face amount below this amount.

For a Contract with Option 2 (Variable Death Benefit Option):

A partial surrender will reduce the accumulated value, death benefit and the amount of premiums paid. Since the premiums paid are reduced, partial surrenders also affect the amount of premiums considered paid to meet the no-lapse guarantee premium requirement. A partial surrender will not reduce the Face Amount.

Partial surrenders will normally be paid within seven days after receipt of notice. Delay of payment of partial surrenders may take place under certain circumstances (see below).

Death Benefits

As long as the contract remains in force, Thrivent Financial will, upon due proof of the insured’s death, pay the death proceeds of the contract to the named beneficiary in accordance with the designated death benefit option. The proceeds may be paid in cash or under one of the settlement options set forth in the contract. The amount payable under the designated death benefit option will be reduced by any contract debt; any unpaid monthly deduction; and any amounts paid by Thrivent Financial after the date of death and before we were notified of the death.

The contract provides two Death Benefit Options: option 1 (level) and option 2 (variable). The contract owner designates the death benefit option in the application.

The level death benefit is the greater of the face amount, or the death benefit factor multiplied by accumulated value.

The variable death benefit will be the greater of the face amount plus accumulated value, or the death benefit factor multiplied by accumulated value.

Contract Loans

The contract owner may obtain a loan if the loan does not increase debt to more than 100% of the contract’s accumulated value less decrease charges at the time of the loan request. Loans have priority over the claims any assignee or other person may make against the contract. The loan may be repaid in full or in part at any time while the insured is living.

When a loan is made, accumulated value in the loan account will be used as security for the loan. To ensure the loan account has enough accumulated value to secure the loan, accumulated value will be transferred from the subaccounts or fixed accounts according to the ratio that the accumulated value in the subaccounts or fixed accounts bears to the total accumulated value less debt; or according to any other administrative option chosen by the contract owner that is available at the time of the loan. The amount transferred will continue to be treated as part of the contract’s accumulated value.

Each month, if the total debt (principal plus accrued interest) exceeds the total loan account accumulated value, the difference will be transferred from the variable subaccounts and the fixed accounts to the loan account as security for the loan.

For contract loans, interest will accrue on a daily basis at a maximum annual rate of 5.5% on the debt. Beginning in the eleventh contract year, the preferred debt on any day is the portion of the debt that does not exceed a percentage of the accumulated value at the beginning of the contract year. Interest will accrue on a daily basis at a maximum annual rate of 5% on any preferred debt.

An interest rate of 4% annually will be credited to the Loan Account.

A loan will reduce both cash surrender value and death benefit. Debt may cause the contract or the no-lapse guarantees to lapse. If the contract lapses with outstanding debt adverse tax consequences may result.

If a contract is classified as a modified endowment contract, a contract loan may have tax consequences.

Loans will normally be paid within seven days after receipt of notice. Delay of payment of loans may take place under certain circumstances (see below).

Delay of Payment

Payment of any withdrawal value, cash surrender value or loan value will normally be paid within seven days after notice has been received at Thrivent Financial. However, Thrivent Financial may delay this payment or any other type of payment from the variable account for any period when:

•	the New York Stock Exchange is closed for trading other than customary weekend and holiday closings;

•	trading on the New York Stock Exchange is restricted;

•	an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the variable account or to fairly determine their value; or

•	the Securities and Exchange Commission by order permits the delay for the protection of security holders.

Except when used to pay premiums due on contracts with Thrivent, we also may postpone any transfer from the fixed account or payment of any portion of the amount payable upon surrender, partial surrender or loan from the fixed account for not more than 6 months from the day we receive notice and, if required, the Contract.

Contract Lapse

The failure to make a planned periodic premium payment will not itself cause a contract to lapse. Subject to the no-lapse guarantees, lapse will only occur when the cash surrender value is insufficient to cover the monthly deduction and the grace period expires without a sufficient payment. The grace period will end 61 days from the date written notice of the required payment is sent to the contract owner at the last known address. Failure to make a sufficient payment by the expiration of the grace period will result in lapse of the contract without value. If a contract lapses with an outstanding loan, there may be adverse tax consequences.

Even if the cash surrender value is not sufficient to cover the monthly deduction, the contract will not lapse if a no-lapse guarantee is in effect.

If the insured dies during the grace period, any unpaid monthly deductions will be deducted from the death proceeds.

Transfers

Accumulated value may be transferred among the subaccounts and the fixed account by submitting a proper notice to Thrivent Financial. Twelve transfers per contract year may be made without charge. Automatic transfers are not counted toward the twelve. There will be a charge of up to $25 for each transfer in excess of twelve.

Only one transfer may be made from the Fixed Account in each contract year which, if made, counts toward the twelve allowable transfers. If the accumulated value in the fixed account immediately before the transfer is at least $2,000, the amount transferred may not exceed 25% of the accumulated value in the fixed account. Otherwise, the amount transferred may not exceed $500.

Any transfer among the subaccounts or to the fixed account will result in the crediting and cancellation of accumulation units based on the accumulation unit values. Calculations are made as of the end of the valuation period during which a proper transfer request is received. The transfer amount must be at least $50. If it is for the entire accumulated value from an account, the transfer may be less than $50.

Contract transfer privileges were not designed as a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the Fund and increase transaction costs, procedures may be adopted to limit excessive transfer activity. In addition, the Fund may restrict or refuse transactions as a result of certain market timing activities.